Exhibit 99.1

JinkoSolar Announces up to US$200 Million Share Repurchase Program

SHANGRAO, China, July 6, 2022 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its board of directors (“Board”) has approved a share repurchase program, which authorizes the Company to repurchase up to US$200 million of its ordinary shares represented by American depositary shares (“ADSs”) during an 18-month period.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as JinkoSolar’s insider trading policy. JinkoSolar plans to use its existing funds to fund repurchases made under the share repurchase program.

Mr. Xiande Li, JinkoSolar’s Chairman of the Board and Chief Executive Officer, commented, “This share repurchase program reflects our strong confidence in our future prospects. Our sustained investments in technology and product leadership, industry-leading integrated capacity structure and global infrastructure have ideally positioned us to benefit from the enormous growth opportunities this sector continues to generate. We are committed to creating sustainable value for our shareholders.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 40.0 GW for mono wafers, 40.0 GW for solar cells, and 50.0 GW for solar modules, as of March 31, 2022.

JinkoSolar has 12 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, UAE, and Denmark, and global sales teams in mainland China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of March 31, 2022.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the SEC, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com